Exhibit 99.21

CONSENT OF ERTAN ULUDAG

To:	Galiano Gold Inc.

Re:	Galiano Gold Inc. (the "Company") Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2024 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2024 (the "AIF"), and the Company's Management's Discussion and Analysis for the years ended December 31, 2024 and 2023 (the "MD&A").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following mineral resource estimate (the "Mineral Resource Estimate"):

  Mineral Resource Estimate for the Midras South deposit dated effective December 31, 2024 and to references to the Mineral Resource Estimate, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Mineral Resource Estimate in the Annual Report.

Dated the 17th day of March, 2025.

Sincerely,

/s/ Ertan Uludag
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Ertan Uludag, P.Geo.